Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Uber meets Tesla in the air + Investment Thesis • Team and Technology Leadership – World-class eVTOL team; a leader in developing eVTOL technology fit-for-purpose with 10+ years of R&D development; 1,000+ test flights to date • Positioned to be First-to-market with FAA Certified Aircraft – Signed G-1 paper with FAA reinforces Joby’s FAA certification lead and path to Part 23 certification. Toyota and Uber relationships help de-risk production and customer acquisition • The “Right” Aircraft – Prioritization of range, noise, speed, payload, and safety specs expected to lead to optimal form factor and offer access to largest TAM (Total Addressable Market) • Massive and Growing Market – Urban Air Mobility market estimates range up to $500B+ TAM with increasing population density, accelerating land infrastructure development costs, and green energy transportation demand driving further market growth • Strong Unit Economics – Vertically integrated business model provides “winner-take most” localized network effects. Recurring revenue business model with high contribution margin and 1.3 yr payback • Network Effects – Aggregating demand while controlling service creates a virtuous cycle; barriers to entry from infrastructure development and network density drive up customer value proposition and benefit first to market • Powerful Tailwinds – Continued improvements in compute power, battery energy density, and carbon fiber production and Wright’s law will drive down cost and further enhance product Transaction Overview • Structurally committed to long-term partnership with Joby and alignment with investors: • Lock-ups up to 5 years on Reinvent shares • Price vesting up to $50 / share on Reinvent shares • Reid Hoffman to join board of directors at de-SPAC for 3-year term followed by a consecutive 3-year term by Michael Thompson or other RTP appointee • Transaction provides funding to help get through certification and first stages of commercialization • Transaction implies a fully diluted pro forma aggregate value of $4.6Bn (2.3x AV / 2026E Revenue) Reinvent Thesis • Partner with amazing founders with game changing technologies who are inventing or reinventing industries • Invest in innovation-driven companies that create long term value – this is the core philosophy behind our vision to deliver venture @scale • Experience as entrepreneurs, operators, investors, and public company board members help drive execution and strategy + For important information regarding RTP and Joby, including the proposed transaction between the two parties, read here: https://a.reinventtechnologypartners.com/investor-relations/events-presentations/presentations/detail/10273/joby—-rtp-one-pager